Exhibit 99.1

Top Wealth Group Holding Limited

Units 714 & 715, Hong Kong Plaza

188 Connaught Road West, Hong Kong

PROXY STATEMENT AND NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To the shareholders of	August 12, 2025
Top Wealth Group Holding Limited	Hong Kong

To our shareholders:

It is my pleasure to invite you to our Extraordinary General Meeting of Shareholders of Top Wealth Group Holding Limited (the “Company”) on 10:30 A.M., Hong Kong Time, on August 22, 2025 (10:30 P.M., Eastern Time, on August 21, 2025). The meeting will be held at our executive office at Units 714 & 715, Hong Kong Plaza, 188 Connaught Road West, Hong Kong.

The matters to be acted upon at the meeting are described in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY ON THE INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

/s/ Kim Kwan Kings, WONG
Kim Kwan Kings, WONG
Chief Executive Officer, Director and
Chairman of the Board

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TOP WEALTH GROUP HOLDING LIMITED (THE “COMPANY”)

TIME:	10:30 A.M., Hong Kong Time, on August 22, 2025 (10:30 P.M., Eastern Time, on August 21, 2025)

PLACE:	Units 714 & 715, Hong Kong Plaza, 188 Connaught Road West, Hong Kong

ITEMS OF BUSINESS:

Proposal One	By ordinary resolution,

	(i)	to approve the increase of the authorized share capital of the Company from US$50,000 divided into 5,000,000 class A ordinary shares of par value US$0.009 each (the “Class A Ordinary Shares”) and 555,556 class B ordinary shares of par value US$0.009 each (the “Class B Ordinary Shares”) by the creation of additional 1,995,000,000 Class A Ordinary Shares and additional 199,444,444 Class B Ordinary Shares to US$19,800,000 divided into 2,000,000,000 Class A Ordinary Shares of US$0.009 each and 200,000,000 Class B Ordinary Shares of par value US$0.009 each (the “Increase of Authorized Share Capital”); and

	(ii)	to authorize and instruct Ogier Global (Cayman) Limited, the registered office provider of the Company (the “RO Provider”), to update register of members of the Company to reflect the new authorized share capital of the Company forthwith and to attend any necessary filing of the new authorized share capital of the Company together with these ordinary resolutions (or any necessary extract thereof) with the Registrar of Companies in the Cayman Islands (the “Registrar”).

Proposal Two	Subject to and conditional upon the approval for the Increase of Authorized Share Capital above, by special resolution,

	(i)	to approve and adopt the second amended and restated memorandum and articles of association of the Company (the “Amended M&A”) as the memorandum and articles of association of the Company, in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company in its entirety with immediate effect; and

	(ii)	to authorize and instruct the RO Provider to arrange the necessary filing of the Amended M&A together with this special resolution (or any necessary extract thereof) with the Registrar.

Proposal Three	By ordinary resolution,

	(i)	to approve, confirm and accept in all respects the terms of, and the consummation of the transactions contemplated by the 2025 Second Equity Incentive Plan (the “Plan”);

	(ii)	to adopt the Plan with effect from the date of this ordinary resolution;

	(iii)	20% of the number of Class A Ordinary Shares issued as of an effective date to be determined by the Board in its sole discretion until December 31, 2026 which may consist of authorized but unissued Class A Ordinary Shares, Class A Ordinary Shares purchased on the open market, or Class A Ordinary Share previously issued and outstanding and repurchased by the Company, be and are hereby reserved for issuance and/or re-issuance (as the case may be) (the “ESOP Shares”); and

	(iv)	to authorize any director and/or officer of the Company to do all such other acts, deeds, matters and things as that director or officer may deem necessary or expedient in connection with the Plan and/or to consummate the transaction contemplated thereunder, and to carry out all of the Company’s obligations thereunder or execute any other documents deemed necessary as appropriate by him to give effect to such resolutions and the transactions contemplated under the Plan (including, without limitation, the filings with the relevant authorities and the issuance of the ESOP Shares and the relevant share certificates in accordance with the Plan and the memorandum and articles of association of the Company then in effect).

WHO MAY VOTE:	You may vote if you were a shareholder of record on August 1, 2025.

DATE OF MAILING:	This notice and the proxy statement are first being mailed to shareholders on or about August 13, 2025.

By order of the Board of Directors,

/s/ Kim Kwan Kings, WONG
Kim Kwan Kings, WONG
Chief Executive Officer, Director and
Chairman of the Board

ABOUT THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

What is this proxy statement?

You have received this proxy statement because our Board is soliciting your proxy to vote your shares at the meeting. This proxy statement includes information that we are required to provide to you under the rules of the Securities and Exchange Commission (“SEC”) and that is designed to assist you in voting your shares.

What am I voting on?

You will be voting on the following described in this proxy statement:

Proposal One	By an ordinary resolution,

	(i)	to approve the increase of the authorized share capital of the Company from US$50,000 divided into 5,000,000 class A ordinary shares of par value US$0.009 each (the “Class A Ordinary Shares”) and 555,556 class B ordinary shares of par value US$0.009 each (the “Class B Ordinary Shares”) by the creation of additional 1,995,000,000 Class A Ordinary Shares and additional 199,444,444 Class B Ordinary Shares to US$19,800,000 divided into 2,000,000,000 Class A Ordinary Shares of US$0.009 each and 200,000,000 Class B Ordinary Shares of par value US$0.009 each (the “Increase of Authorized Share Capital”); and

	(ii)	to authorize and instruct Ogier Global (Cayman) Limited, the registered office provider of the Company (the “RO Provider”), to update register of members of the Company to reflect the new authorized share capital of the Company forthwith and to attend any necessary filing of the new authorized share capital of the Company together with these ordinary resolutions (or any necessary extract thereof) with the Registrar of Companies in the Cayman Islands (the “Registrar”).

Proposal Two	Subject to and conditional upon the approval for the Increase of Authorized Share Capital above, by special resolution,

	(i)	to approve and adopt the second amended and restated memorandum and articles of association of the Company (the “Amended M&A”) as the memorandum and articles of association of the Company, in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company in its entirety with immediate effect; and

	(ii)	to authorize and instruct the RO Provider to arrange the necessary filing of the Amended M&A together with these special resolutions (or any necessary extract thereof) with the Registrar.

Proposal Three	By ordinary resolution,

	(i)	to approve, confirm and accept in all respects the terms of, and the consummation of the transactions contemplated by the 2025 Second Equity Incentive Plan (the “Plan”);

	(ii)	to adopt the Plan with effect from the date of this ordinary resolution;

	(iii)	20% of the number of Class A Ordinary Shares issued as of an effective date to be determined by the Board in its sole discretion until December 31, 2026 which may consist of authorized but unissued Class A Ordinary Shares, Class A Ordinary Shares purchased on the open market, or Class A Ordinary Share previously issued and outstanding and repurchased by the Company, be and are hereby reserved for issuance and/or re-issuance (as the case may be) (the “ESOP Shares”); and

	(iv)	to authorize any director and/or officer of the Company to do all such other acts, deeds, matters and things as that director or officer may deem necessary or expedient in connection with the Plan and/or to consummate the transaction contemplated thereunder, and to carry out all of the Company’s obligations thereunder or execute any other documents deemed necessary as appropriate by him to give effect to such resolutions and the transactions contemplated under the Plan (including, without limitation, the filings with the relevant authorities and the issuance of the ESOP Shares and the relevant share certificates in accordance with the Plan and the memorandum and articles of association of the Company then in effect).

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Shareholder of Record. If your shares are registered directly in your name with our transfer agent, VStock Transfer LLC, you are considered, with respect to those shares, the “shareholder of record.” This proxy statement has been sent directly to you by us.

Beneficial Owner. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial owner” of shares held in street name. This proxy statement has been forwarded to you by your broker, bank or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or nominee how to vote your shares by using the voting instructions included with your proxy materials.

Who is entitled to vote?

You may vote if you owned ordinary shares of the Company as of the close of business on August 1, 2025, which we refer to as the “Record Date”. Each Class A ordinary share is entitled to one (1) vote and each Class B ordinary share is entitled to thirty (30) votes. As of August 1, 2025, we had 580,029 Class A ordinary shares and 166,667 Class B ordinary shares issued and outstanding.

How do I vote before the Extraordinary General Meeting?

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have the following voting options:

(1)	By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;

(2)	By mail, by completing, signing, and returning the enclosed proxy card; or

(3)	During the Extraordinary General Meeting in person.

If you vote via the internet, your electronic vote authorizes the named proxies in the same manner as if you signed, dated, and returned your proxy card. If you vote via the internet, do not return your proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the Extraordinary General Meeting. You may do this by (1) signing another proxy card with a later date and returning it to us before the Extraordinary General Meeting, (2) voting again over the Internet prior to the time of the Extraordinary General Meeting, or (3) voting at the Extraordinary General Meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted “FOR” Proposals One, Two and Three, in accordance with the best judgment of the named proxies on any other matters properly brought before the Extraordinary General Meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your ordinary shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account on the Internet, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact their bank or broker and request consolidation.

How many votes must be present to hold the Extraordinary General Meeting?

Your shares are counted as present at the Extraordinary General Meeting if you attend the Extraordinary General Meeting and vote in person or if you properly return a proxy by internet or mail. In order for us to conduct our Extraordinary General Meeting, at least one or more shareholders holding not less than one third of our outstanding ordinary shares of the class as of August 1, 2025 must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the Extraordinary General Meeting. If a quorum is not present or represented 15 minutes of the time appointed for the Extraordinary General Meeting, or if at any time during the Extraordinary General Meeting it becomes inquorate, the chairman of the Extraordinary General Meeting shall adjourn the Extraordinary General Meeting to such other time or place as is determined by the directors of the Company. Should the Extraordinary General Meeting is adjourned for more than seven clear days, shareholders shall be given at least seven clear days’ notice of the date, time and place of the adjourned meeting and the general nature of the business to be transacted. If a quorum is not present within 15 minutes of the time appointed for the adjourned meeting, then the shareholders present in person or by proxy shall constitute a quorum.

How many votes are needed to approve the Company’s proposals?

Proposal One. The Increase of Authorized Share Capital. This proposal requires affirmative (“FOR”) votes of a simple majority of votes cast by shares present or represented by proxy and entitled to vote at the Extraordinary General Meeting.

Proposal Two. The approval and adoption of the amended and restated memorandum and articles of association of the Company. This proposal requires affirmative (“FOR”) votes of two-thirds of votes cast by shares present or represented by proxy and entitled to vote at the Extraordinary General Meeting.

Proposal Three. The adoption of the 2025 Second Equity Incentive Plan. This proposal requires affirmative (“FOR”) votes of a simple majority of votes cast by shares present or represented by proxy and entitled to vote at the Extraordinary General Meeting.

What are Abstentions and Broker Non-Votes?

All votes will be tabulated by the inspector of election appointed for the Extraordinary General Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. An abstention is the voluntary act of not voting by a shareholder who is present at the Extraordinary General Meeting and entitled to vote. A broker “non-vote” occurs when a broker nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary power for that particular item and has not received instructions from the beneficial owner. If you hold your shares in “street name” through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon at the Extraordinary General Meeting. If you do not give your broker or nominee specific instructions regarding such matters, your proxy will be deemed a “broker non-vote.”

The question of whether your broker or nominee may be permitted to exercise voting discretion with respect to a particular matter depends on whether the particular proposal is deemed to be a “routine” matter and how your broker or nominee exercises any discretion they may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. For any proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the proposal even in the absence of your instruction. For any proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the shares will be treated as broker non-votes. “Broker non-votes” occur when a beneficial owner of shares held in street name does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.” Broker non-votes will not be considered to be shares “entitled to vote” on any “non-routine” matter and therefore will not be counted as having been voted on the applicable proposal. Therefore, if you are a beneficial owner and want to ensure that shares you beneficially own are voted in favor or against any or all of the proposals in this proxy statement, the only way you can do so is to give your broker or nominee specific instructions as to how the shares are to be voted.

Abstentions and broker non-votes are not counted as votes cast on an item and therefore will not affect the outcome of any proposal presented in this proxy statement. Abstention and broker non-votes, if any, will be counted for purposes of determining whether there is a quorum present at the Extraordinary General Meeting.

Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the Extraordinary General Meeting.

PROPOSAL ONE

BY ORDINARY RESOLUTION, TO INCREASE THE AUTHORIZED SHARE CAPITAL OF THE COMPANY

(ITEM 1 ON THE PROXY CARD)

General

The Board of Directors approved, and recommended the shareholders of the Company to approve, by ordinary resolution,

(i)	to approve the increase of the authorized share capital of the Company from US$50,000 divided into 5,000,000 class A ordinary shares of par value US$0.009 each (the “Class A Ordinary Shares”) and 555,556 class B ordinary shares of par value US$0.009 each (the “Class B Ordinary Shares”) by the creation of additional 1,995,000,000 Class A Ordinary Shares and additional 199,444,444 Class B Ordinary Shares to US$19,800,000 divided into 2,000,000,000 Class A Ordinary Shares of US$0.009 each and 200,000,000 Class B Ordinary Shares of par value US$0.009 each (the “Increase of Authorized Share Capital”); and

(ii)	to authorize and instruct Ogier Global (Cayman) Limited, the registered office provider of the Company (the “RO Provider”), to update register of members of the Company to reflect the new authorized share capital of the Company forthwith and to attend any necessary filing of the new authorized share capital of the Company together with these ordinary resolutions (or any necessary extract thereof) with the Registrar of Companies in the Cayman Islands (the “Registrar”).

Potential Effects

If shareholders approve this proposal, the Increase of Authorized Share Capital will become effective immediately upon such approval.

Vote Required

This proposal requires affirmative (“FOR”) votes of a simple majority of votes cast by shares present or represented by proxy and entitled to vote at the Extraordinary General Meeting and voting affirmatively or negatively on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL TWO

BY SPECIAL RESOLUTION, TO ADOPT THE AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF

THE COMPANY

(ITEM 2 ON THE PROXY CARD)

General

The Board of Directors approved, and recommended the shareholders of the Company to approve, subject to and conditional upon the approval of the Increase of Authorized Share Capital above, by special resolution,

(i)	to approve and adopt the second amended and restated memorandum and articles of association of the Company (the “Amended M&A”) in substitution for and to the exclusion of the existing memorandum and articles of association of the Company in its entirety with immediate effect; and

(ii)	to authorize and instruct the RO Provider of the Company to arrange the necessary filing of the Amended M&A together with this special resolution (or any necessary extract thereof) with the Registrar.

Potential Effects

If shareholders approve this proposal, the adoption of the Amended M&A will become effective immediately upon such approval.

Vote Required

This Proposal requires affirmative (“FOR”) votes of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Extraordinary General Meeting and voting affirmatively or negatively on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL THREE

BY ORDINARY RESOLUTION, TO ADOPT THE 2025 SECOND EQUITY INCENTIVE PLAN OF THE COMPANY

(ITEM 3 ON THE PROXY CARD)

General

In order to attract, retain and provide incentives to key management employees, directors, and consultants of the Company and its affiliates (the “Key Personnel”), and to align the interests of such Key Personnel with those of the Company’s shareholders; the Board is proposing to adopt the 2025 Second Equity Incentive Plan (the “Plan”).

The Board of Directors approved, and recommended the shareholders of the Company to approve, by ordinary resolution:

(a)	to approve, confirm and accept in all respects the terms of, and the consummation of the transactions contemplated by the 2025 Second Equity Incentive Plan (the “Plan”);

(b)	to adopt the Plan with effect from the date of this ordinary resolution;

(c)	20% of the number of Class A Ordinary Shares issued as of an effective date to be determined by the Board in its sole discretion until December 31, 2026 which may consist of authorized but unissued Class A Ordinary Shares, Class A Ordinary Shares purchased on the open market, or Class A Ordinary Share previously issued and outstanding and repurchased by the Company, be and are hereby reserved for issuance and/or re-issuance (as the case may be) (the “ESOP Shares”); and

(d)	to authorize any director and/or officer of the Company to do all such other acts, deeds, matters and things as that director or officer may deem necessary or expedient in connection with the Plan and/or to consummate the transaction contemplated thereunder, and to carry out all of the Company’s obligations thereunder or execute any other documents deemed necessary as appropriate by him to give effect to such resolutions and the transactions contemplated under the Plan (including, without limitation, the filings with the relevant authorities and the issuance of the ESOP Shares and the relevant share certificates in accordance with the Plan and the memorandum and articles of association of the Company then in effect).

Potential Effects

If shareholders approve this proposal, the Plan will become effective immediately upon such approval.

Vote Required

This proposal requires affirmative (“FOR”) votes of a simple majority of votes cast by shares present or represented by proxy and entitled to vote at the Extraordinary General Meeting and voting affirmatively or negatively on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

OTHER MATTERS

GENERAL

The Board of Directors does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

If you have questions about the Extraordinary General Meeting or other information related to the proxy solicitation, you may contact the Company at +852 3615 8567.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders wishing to communicate with the Board of Directors or any individual director may write to the Board of Directors or the individual director to Top Wealth Group Holding Limited, Units 714 & 715, Hong Kong Plaza, 188 Connaught Road West, Hong Kong. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

By order of the Board of Directors,

/s/ Kim Kwan Kings, WONG
Kim Kwan Kings, WONG
Chief Executive Officer, Director and
Chairman of the Board